Enterra Energy Trust Announces Second Quarter 2008 Financial and Operating Results

Calgary, Alberta – (Marketwire – August 13, 2008) Enterra Energy Trust (“Enterra” or the “Trust”) announces its financial and operating results for the three and six months ended June 30, 2008.

Q2 2008 Significant Accomplishments

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Q2 2008 average production of 10,099 boe per day on target with previous guidance

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Added substantial revenue and reserve value through revised midstream marketing contracts

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Established conventional credit facilities with increased borrowing base of $135 million

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Drilled five oil wells in Canada with 100% success, expected to add 200 - 250 boe per day of initial production

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Drilled six producing wells and one water disposal well in Oklahoma with 100% success, adding 150 - 200 boe per day

In the second quarter 2008, the Trust’s funds from operations totalled $31.6 million, which is an increase of 60% over the same period last year and an increase of 32% over the first quarter 2008. The increase in funds from operations is primarily the result of higher commodity prices realized.

Enterra reported a net loss of $11.9 million ($0.19 per unit) during the quarter, compared to a net income of $7.9 million ($0.13 per unit) in the same period last year.  The second quarter 2008 loss entirely relates to the unrealized mark-to-market loss of $21.5 million on commodity price hedges that was the result of oil prices rising to record levels over the quarter and negatively impacting the value of the financial contracts.

“It is important to note that the hedging loss for the quarter was non-cash, and does not necessarily reflect the expected future cash settlement value of the contracts,” explained Blaine Boerchers, Chief Financial Officer of Enterra.  “As of June 30, the oil hedged represents less than one third of Enterra’s oil production and therefore any actual cash cost of these hedges will be more than offset by higher prices received on the non-hedged production.”  Enterra has recently been focusing its price risk management on purchasing floor price options to better maximize its exposure to upside price movements while ensuring sufficient cash flow to achieve budgeted plans.

Capital expenditures during the quarter were $11.8 million.  Enterra participated in the drilling of 12 (6.4 net) wells with a 100% success rate. Of these wells, five were drilled late in the second quarter and had not all been tied in by June 30; therefore the new production generated from these wells is expected to positively impact third quarter production.

Second Quarter Summary
	Three months ended June 30
	2008	2007	Change
Average sales volume (boe/day)	10,099	12,874	(22%)
Revenues(1) (in thousands)	$71,004	$58,644	21%
Funds from operations(2) (in thousands)	$31,558	$19,697	60%
Net Income (loss) per unit	$(0.19)	$0.13	N/A
Average sales price realized per boe	$77.48	$50.06	55%
Royalties per boe	$18.72	$11.18	67%
Production expense per boe	$13.72	$12.56	9%
Transportation expense per boe	$0.19	$0.27	(31%)
Operating netback(2) per boe	$44.85	$26.05	72%
G&A expense per boe	$5.12	$4.56	12%
Cash interest expense per boe	$4.84	$4.41	10%
Cash flow netback(2) per boe	$34.37	$16.81	104%

(1)

Excludes unrealized mark to market gain or loss.

(2)

Funds from operations, operating netback and cash flow netback are non-GAAP financial measures. Refer to “Non-GAAP Terms” in the Trust’s Management’s Discussion and Analysis (“MD&A”).

Outlook for 2008

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Enterra expects the second half of 2008 to have average production in the range of 9,200 -9,700 boe per day, with a year end exit rate between 9,000 - 9,500 boe per day.

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The Trust is increasing its capital program by $8 million to take advantage of certain attractive drilling opportunities that its teams have developed.

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During the third and fourth quarters, Enterra anticipates drilling 25 wells (10 net) in addition to the 19 wells (7.9 net) drilled year to date.

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We aim to achieve a bank debt level of less than 85% of our bank approved borrowing base by year end.  Funds in excess of budgeted targets will generally be applied to further balance sheet improvement over the third quarter.

The Trust’s complete unaudited consolidated financial statements, accompanying notes and MD&A for the quarter are available on Enterra's website at www.enterraenergy.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Enterra will host a conference call and webcast Thursday, August 14, 2008 at 9:00 a.m. MT (11:00 a.m. ET) to discuss the Trust’s second quarter 2008 results.  To access the call, please dial 866-225-6564 or 416-641-6119. A live audio webcast of the conference call will be available on the home page of our website at www.enterraenergy.com.  A replay of the conference call will be available until 11:59 p.m. MT, August 21, 2008. The replay may be accessed on Enterra’s website in the Investor Relations section, or by dialing 800-408-3053 or 416-695-5800, followed by passcode 3267597#.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63% natural gas and 37% crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Barrels of Oil Equivalent

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com